UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Next.e.GO N.V.
(Name of Issuer)

Ordinary Shares, nominal value of €0.12 per share
(Title of Class of Securities)

N63018118**
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	Represents the CINS number for the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N63018118	13G

1.	Names of Reporting Persons Adiuvat GmbH
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 3,864,025
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,864,025
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,864,025
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 5.25%*
12.	Type of Reporting Person (See Instructions) FI

*	Calculated based on 73,616,318 Ordinary Shares issued and outstanding as per December 31, 2023.

CUSIP No. N63018118	13G

1.	Names of Reporting Persons Ulrich Hermann
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 3,864,025
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,864,025
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,864,025
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 5.25%*
12.	Type of Reporting Person (See Instructions) IN

*	Calculated based on 73,616,318 Ordinary Shares issued and outstanding as per December 31, 2023.

CUSIP No. N63018118	13G

Item 1(a).	Name of Issuer:

Next.e.GO N.V.

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

Lilienthalstraße 1
52068 Aachen
Germany

Item 2(a).	Name of Person Filing

This Schedule 13G is being filed by (1) Adiuvat GmbH (“Adiuvat”), a German limited liability company, and (2) Ulrich Hermann (“Mr. Hermann”), a German citizen, in his capacity as a controlling person of Adiuvat (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an agreement of joint filing, a copy of which is attached hereto as Exhibit 1. This statement relates to Shares, as defined below, held by Adiuvat. Each of Adiuvat and Mr. Hermann, in the capacities set forth above, may be deemed to be the beneficial owner of the Shares, as applicable.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

All Reporting Persons may be contacted at Herzogstrasse 21, 52070 Aachen, Germany.

Item 2(c).	Citizenship:

Adiuvat GmbH is a German limited liability company. Mr. Hermann is a German citizen.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value of €0.12 per share (the “Shares”)

Item 2(e).	CUSIP Number:

N63018118

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐	Broker or dealer registered under Section 15 of the Act.

b.	☐	Bank as defined in Section 3(a)(6) of the Act.

c.	☐	Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

f.	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

g.	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

h.	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

i.	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

j.	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. N63018118	13G

Item 4.	Ownership:

Please see Items 5 - 9 and 11 on the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Item 2.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Adiuvat GmbH

/s/ Ulrich Hermann
Name:	Ulrich Hermann
Title:	Director

Ulrich Hermann

/s/ Ulrich Hermann
Name:	Ulrich Hermann